SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From                      to

Commission File Number 0-14278

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ONE MICROSOFT PUERTO RICO RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

REQUIRED INFORMATION

The One Microsoft Puerto Rico Retirement Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the required information outlined as Items 1-3 of the Form 11-K, the statements of net assets available for benefits as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

One Microsoft Puerto Rico Retirement Plan

Date: June 27, 2014	/S/ GENE PURSCHWITZ
Gene Purschwitz
General Manager

/S/ NILKA RIVERA
Nilka Rivera
Controller

/S/ MILDRED SEIN HERNANDEZ
Mildred Sein Hernandez
Human Resources Manager

ONE MICROSOFT PUERTO RICO RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM;

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND

2012, AND FOR THE YEAR ENDED DECEMBER 31, 2013; AND

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2013

ONE MICROSOFT PUERTO RICO RETIREMENT PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBIT:

Consent of Independent Registered Public Accounting Firm	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Participants of

One Microsoft Puerto Rico Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of One Microsoft Puerto Rico Retirement Plan (the “Plan”), formerly Microsoft Operations Puerto Rico, LLC 1165(e) Savings Plan, as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2013 and (2) delinquent participant contributions for the year ended December 31, 2013, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Juan, Puerto Rico

June 27, 2014

ONE MICROSOFT PUERTO RICO RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
INVESTMENTS — At fair value	$11,127,849	$5,444,943

RECEIVABLES:
Notes receivable from participants	507,182	—
Participants	5,746	2,375
Employer	2,325	1,080

Total receivables	515,253	3,455

INTEREST AND OTHER RECEIVABLES	1,156	5,092

NET ASSETS AVAILABLE FOR BENEFITS	$11,644,258	$5,453,490

See notes to financial statements.

ONE MICROSOFT PUERTO RICO RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2013

ADDITIONS:
Contributions:
Participants contributions	$995,024
Employer contributions	370,064
Rollover contributions	184,756

Total contributions	1,549,844

Investment income:
Interest and dividends	258,456
Net appreciation in fair value of investments	1,529,643

Net investment income	1,788,099

Interest income on note receivable from participants	10,173

Total additions	3,348,116

DEDUCTIONS:
Benefits paid to participants	789,725
Administrative expenses	6,500

Total deductions	796,225

INCREASE IN NET ASSETS	2,551,891
TRANSFER FROM — Microsoft Caribbean 1165(e) Retirement Plan	3,638,877

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	5,453,490

End of year	$11,644,258

See notes to financial statements.

ONE MICROSOFT PUERTO RICO RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012, AND FOR THE YEAR ENDED DECEMBER 31, 2013

1.	DESCRIPTION OF THE PLAN

The following brief description of the One Microsoft Puerto Rico Retirement Plan (the “Plan”), formerly the Microsoft Operations Puerto Rico, LLC 1165(e) Savings Plan, is provided for general information purposes only. Plan participants should refer to the Plan agreement for more complete information.

Effective March 31, 2013, the Microsoft Caribbean 1165(e) Retirement Plan (the “MC Plan”) was legally merged with and into the Plan and the Plan, as the surviving entity, was renamed One Microsoft Puerto Rico Retirement Plan. As a result of this merger, the Plan was amended to comply with the requirements of the Puerto Rico Internal Revenue Code (“PRIRC”) of 2011, as amended.

Effective April 1, 2013, all regular employees of Microsoft Operations Puerto Rico LLC, Microsoft Caribbean, Inc. and Microsoft Retail Store-Puerto Rico, LLC (collectively, the “Sponsors”) were automatically eligible to participate in the Plan. This merger did not affect participant benefits as the benefit provisions under the Plan and the former MC Plan will remain the same.

The MC Plan’s net assets available for benefits totaling $3,638,877 were transferred into the Plan on April 4, 2013, and are included in the accompanying statement of changes in net assets available for benefits for the year ended December 31, 2013.

In addition, during the year ended December 31, 2013, the Plan was amended to permit the issuance of loans to Plan participants.

General — The Plan is a defined contribution retirement plan covering substantially all employees of Microsoft Operations Puerto Rico, LLC, Microsoft Caribbean, Inc. and Microsoft Retail Store-Puerto Rico, LLC. The Plan was established effective January 1, 1991. An employee may become a participant in the Plan immediately on the hire date, since there is no service requirement to become a Plan participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and Puerto Rico income tax laws. The Plan’s trustee and recordkeeper is Banco Popular de Puerto Rico — Trust Division.

Contributions — Each year, participants may contribute up to the maximum deferral amount specified by local law. The Sponsors contribute 50% of the first 6% of the base compensation that a participant contributes to the Plan. Participants may also contribute amounts representing distributions from other qualified defined contribution plans.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the allocation of (a) the participant contributions and the Sponsors’ matching contributions and (b) Plan earnings. Participant accounts are also charged with (a) withdrawals and (b) an allocation of plan losses. Allocations are based on the participant earnings or account balance, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers multiple investment options for participants from several registered investment companies as well as Microsoft Corporation common stock.

Vesting — Contributions become vested as follows:

•	Participant Contributions — Participant’s contributions and accumulated earnings vest immediately.

•	Sponsor Matching Contribution — Participants become 100% vested after two years of service, upon attainment of age 65, or death or disability while employed by the Sponsors.

Notes Receivables from Participant — Participants may borrow from their accounts up to a maximum equal to the lesser of a) 50% of the vested account balance, reduced by the current outstanding balance of all other loans from the Plan; or b) $50,000, reduced by (1) the current outstanding balance of all other loans, and (2) the excess (if any) of all Plan loans during the previous 12 months over the current outstanding balance of Plan loans with a minimum loan amount of $500. Loan terms range from 1 to 5 years for general loans or up to 15 years for loans to purchase a primary residence. A participant may not have more than two loans outstanding at any point in time. The loans are secured by the balance in the participant’s account and bear interest at one percent over the prime rate, determined on a monthly basis. Principal and interest are paid ratably through payroll deductions, made each pay period for the scheduled amount. If a participant terminates employment with the Sponsors, the loan balance is settled at the time of the distribution of the participant’s vested interest in his or her account. However the participant may pay off the outstanding loan balance prior to the distribution. As of December 31, 2013, participant loans have maturities through 2018, bearing interest at 4.25%.

Payment of Benefits — On termination of service due to death, disability or retirement, a participant or its beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or in periodic installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts — When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account, as defined by the Plan, represents a forfeiture. The Plan document permits the use of forfeitures to reduce future employer contributions. As of December 31, 2013 and 2012, forfeited nonvested accounts totaled $17,465 and $6,751, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from these estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including common stock and shares of registered investment companies. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are recorded at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion on fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in shares of registered investment companies are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document. Interest earned on notes receivable from participants amounted to $10,173 for the year ended December 31, 2013, and is included as additions in the 2013 statement of changes in net assets available for benefits.

Administrative Expenses — The Plan’s administrative expenses are paid by the Sponsors as provided in the Plan document.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan, but have not yet been paid, were $600 at December 31, 2013. There were no participants who elected to withdraw from the Plan, that had not yet been paid, at December 31, 2012.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the maximum deferral amount specified by local law. There were no such payables as of December 31, 2013 and 2012.

3.	FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”) No. 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices for identical assets in active markets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period.

Asset Valuation Techniques — Valuation technologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Microsoft Corporation common stock is valued at the closing price reported on the NASDAQ Exchange, the active market on which the securities are traded, on the last business day of the Plan year. Microsoft Corporation’s common stock is categorized as Level 1.

Shares of registered investment companies, excluding money market funds, are categorized as Level 1. They are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. The registered investment companies held by the Plan are deemed to be actively traded.

Shares of the short-term money market fund are categorized as Level 2. They are valued at cost plus accrued interest, which approximates fair value. Units of this fund can be redeemed on a daily basis at their net asset value and have no redemption restrictions. This fund seeks to invest primarily in short-term U.S. Treasury securities, including repurchase agreements collateralized by U.S. Treasury securities.

At December 31, 2013 and December 31, 2012, the Plan did not hold any financial instruments classified as Level 3.

The following tables set forth by level, within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2013 and 2012:

	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs	2013
	(Level 1)	(Level 2)	(Level 3)	Total
Microsoft Corporation common stock	$1,784,911	$—	$—	$1,784,911

Registered investment companies:
Money market	—	1,192,460	—	1,192,460
Domestic growth	4,935,236	—	—	4,935,236
Domestic value	596,243	—	—	596,243
Domestic balance	337,025	—	—	337,025
Domestic fixed income	1,752,588	—	—	1,752,588
International equity	526,750	—	—	526,750

Total registered investment companies	8,147,842	1,192,460	—	9,340,302

Time deposits	2,636	—	—	2,636

Total	$9,935,389	$1,192,460	$—	$11,127,849

	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs	2012
	(Level 1)	(Level 2)	(Level 3)	Total
Microsoft Corporation common stock	$1,057,507	$—	$—	$1,057,507

Registered investment companies:
Money market	—	1,316,996	—	1,316,996
Domestic growth	1,581,766	—	—	1,581,766
Domestic value	157,020	—	—	157,020
Domestic balance	281,859	—	—	281,859
Domestic fixed income	856,137	—	—	856,137
International equity	193,213	—	—	193,213

Total registered investment companies	3,069,995	1,316,996	—	4,386,991

Time deposits	445	—	—	445

Total	$4,127,947	$1,316,996	$—	$5,444,943

Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2013, there were no transfers between levels.

4.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2013 and 2012, are as follows:

	2013	2012
Microsoft Corporation common stock	$1,784,911	$1,057,507
T Rowe Price 2030 Retirement Fund	1,661,073	312,682
T Rowe Price Growth Stock Adv. Fund	1,205,939	***
Federated Trust U.S. Treasury Obligations Fund	1,192,460	1,316,996
PIMCO Total Return Adm. Fund	897,666	449,564
T Rowe Price 2020 Retirement Fund	879,216	***
Vanguard Windsor II Fund	790,278	406,572
T Rowe Price 2040 Retirement Fund	774,909	297,114
Fidelity Advisor Equity Growth I Fund	***	585,728
T Rowe Price 2010 Retirement Fund	***	278,225

***	Investment represents less than 5% of Plan’s net assets.

During 2013, the net appreciation (depreciation) in the fair value of investments was as follows:

Microsoft Corporation common stock	$517,402
T Rowe Price Growth Stock Adv. Fund	290,797
T Rowe Price 2030 Retirement Fund	181,974
Vanguard Windsor II Fund	127,223
T Rowe Price 2040 Retirement Fund	100,325
Fidelity Advisor Equity Growth I Fund	85,734
T Rowe Price 2020 Retirement Fund	66,513
Royce Pennsylvania Mutual Investment	50,085
Mutual Global Discovery A Fund	36,319
Columbia Small Cap A Fund	30,633
T Rowe Price 2050 Retirement Fund	26,025
T Rowe Price 2010 Retirement Fund	23,588
Washington Mutual Investors Fd Inc	12,144
Artio International Equity A	11,398
Eaton Vance Large Cap Value A	10,848
MFS Research International Equity A Fund	3,289
T Rowe Price Retirement Income Fund	99
Goldman Sachs Core Fx - Inc A	(1,253)
Vanguard Total Bond Market Idx Inv	(1,452)
PIMCO Total Return Adm. Fund	(42,048)

Net appreciation in fair value of investments	$1,529,643

5.	RELATED PARTY TRANSACTIONS

Certain general and administrative expenses are paid by the Sponsors on behalf of the Plan. During the year ended December 31, 2013, these expenses were $29,961.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Transactions in Microsoft Corporation common stock qualify as party-in-interest transactions. At December 31, 2013 and 2012, the Plan held 47,664 and 39,532 shares, respectively, of common stock of Microsoft Corporation, the parent company of the Sponsors, with a cost basis of $1,317,788 and $1,047,693, respectively. During the year ended December 31, 2013, the Plan recorded Microsoft Corporation common stock dividend income of $45,429. In addition, the Plan has an interest bearing deposit with Banco Popular de Puerto Rico — Trust Division, the trustee for the Plan.

7.	PLAN TERMINATION

Although it has not expressed an interest to do so, the Sponsors have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts and all accounts would be distributed in the form and manner determined by the Sponsor.

8.	INCOME TAX STATUS

The Plan constitutes a qualified plan, exempt from income taxes under Puerto Rico income tax laws. The Puerto Rico Treasury Department has determined and informed the Plan’s management by a letter dated June 2, 2014, that the Plan and related trust were designed in accordance with the applicable regulations of the PRIRC. The Sponsors and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Puerto Rico Treasury Department and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Puerto Rico taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by the Puerto Rico taxing authorities; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

9.	NONEXEMPT PARTY-IN-INTEREST TRANSACTION

The Company remitted various participant contributions totaling $142,594 to the trustee later than required by Department of Labor Regulation 2510.3-102 during the year ended December 31, 2013. In addition, late contributions of $92,885 corresponding to previous years remained uncorrected as of December 31, 2013. Participant accounts will be credited with the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis.

******

SUPPLEMENTAL SCHEDULES

ONE MICROSOFT PUERTO RICO RETIREMENT PLAN

Employer ID No: 98-0459037

Plan No: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013

		(c) Description of Investment, Including
	(b) Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		(e) Current
(a)	Lessor, or Similar Party	Collateral, and Par or Maturity Value	(d) Cost	Value
*	Microsoft Corporation	Common stock	**	$1,784,911
	T Rowe Price 2030 Retirement Fund	Registered Investment Company	**	1,661,073
	T Rowe Price Growth Stock Adv. Fund	Registered Investment Company	**	1,205,939
	Federated Trust U.S. Treasury Obligations Fund	Registered Investment Company	**	1,192,460
	PIMCO Total Return Adm. Fund	Registered Investment Company	**	897,666
	T Rowe Price 2020 Retirement Fund	Registered Investment Company	**	879,216
	Vanguard Windsor II Fund	Registered Investment Company	**	790,278
	T Rowe Price 2040 Retirement Fund	Registered Investment Company	**	774,909
	Royce Pennsylvania Mutual Investment	Registered Investment Company	**	349,723
	T Rowe Price 2010 Retirement Fund	Registered Investment Company	**	337,023
	Mutual Global Discovery A Fund	Registered Investment Company	**	300,732
	T Rowe Price 2050 Retirement Fund	Registered Investment Company	**	217,694
	Fidelity Advisor Equity Growth I Fund	Registered Investment Company	**	196,405
	Artio International Equity A	Registered Investment Company	**	190,827
	Columbia Small Cap A Fund	Registered Investment Company	**	138,920
	Eaton Vance Large Cap Value A	Registered Investment Company	**	96,979
	MFS Research International Equity A Fund	Registered Investment Company	**	35,191
	Goldman Sachs Core Fx - Inc A	Registered Investment Company	**	33,366
	Vanguard Total Bond Market Idx Inv	Registered Investment Company	**	31,278
	Washington Mutual Investors Fd Inc	Registered Investment Company	**	10,622
	T Rowe Price Retirement Income Fund	Registered Investment Company	**	1
*	Banco Popular de Puerto Rico	Time deposits and bank deposits, bearing interest from .10% to .20% at December 31, 2013	**	2,636
*	Various participants	Participant loans (maturing 2014-2018 at an interest rate of 4.25%)	**	507,182

	Total			$11,635,031

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm

ONE MICROSOFT PUERTO RICO RETIREMENT PLAN

Employer ID No. 98-0459037

Plan No: 001

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2013

Total That Constitute Nonexempt Prohibited
	Transactions			Total Fully
			Contributions	Corrected
	Contributions	Contributions	Pending	under VFCP
	Not	Corrected	Correction	and PTE
	Corrected	Outside VFCP	in VFCP	2002-51
Participant contributions transferred late to the Plan	$235,479	$—	$—	$—

See accompanying Report of Independent Registered Public Accounting Firm